April 12, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Division of Investment Management

Attn: Ms. Cindy Rose

Re:	Security Equity Fund (File Nos. 002-19458 and 811-01136) (the “Registrant”)

Dear Ms. Rose:

This letter responds to comments that the Staff of the U.S. Securities and Exchange Commission (“SEC” and its “Staff”) initially provided orally in a telephonic discussion between Julien Bourgeois of Dechert LLP and Cindy Rose on March 20, 2012, in connection with the Staff’s review of recent N-SAR and N-CSR filings made by the Registrant for the period ended September 30, 2011. Responses to the Staff’s comments were provided during a telephonic discussion among Julien Bourgeois of Dechert LLP, Amy J. Lee, Secretary and Vice President of the Registrant, Joseph M. Arruda, Assistant Treasurer of the Registrant, Paul Davio, Head of Fund Administration for the investment adviser to the Registrant, and Cindy Rose on April 5, 2012.

We have summarized the Staff’s comments below, followed by the Registrant’s responses.

1.	Names of the Accountants and Signature of the Audit Firm

Comment: The audit letters filed by the Registrant and other Registrants in the fund complex for past reports filed on the Form N-SAR do not include the name of the accountants or the signature of the audit firm. Please file amended reports for the past two such filings and correct the practice going forward.

Response: We will be filing amended reports for the past two filings in the upcoming days and we will correct the practice going forward.

2.	Disclosure of Level 3 Positions

Comment: Please explain the basis for the fair valuation determination made by the Alpha Opportunity Fund series of the Registrant for certain Level 3 positions disclosed in Note 9 on page 106 of the audited financial statements included in the September 30, 2011 N-CSR report.

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Response: The fair value determination has the following components:

•	Short sale proceeds held by Lehman Brothers International Europe (“LBIE”). These proceeds consist primarily of foreign currencies, which are being converted into U.S. dollars at current market rates.

•

Restricted long positions held by the Fund’s custodian, as collateral for short sales. These long positions are primarily U.S. equity securities and are being valued based upon their current market value.

•	Restricted cash held by the Fund’s custodian, as collateral for short sales. This U.S. dollar-denominated cash is being valued at its face amount.

•	Liabilities for short sales. These are being valued as of the termination date of the short selling arrangement that took place shortly after LBIE was placed into administration on September 15, 2008.

As a result of this method, as indicated in Note 9 of the audited financial statements included in the September 30, 2011 N-CSR report:

•	The Fund’s cash proceeds held at LBIE are valued at $4,318,084;

•	The Fund’s cash collateral is valued at $550,800;

•	The Fund’s long positions are valued at $7,264,165; and

•

The Fund’s liabilities based on the value of the securities sold short as of the termination date are $7,341,377. (The amount of these liabilities is also listed in the Level 3 fair value measurement table presented in Note 4 on page 103 of the audited financial statements included in the September 30, 2011 N-CSR report. These values reflect valuations as of September 2008, as disclosed in Note 9, and are thus considered “unobservable.”)

The Note also discloses that if such termination had not taken place, the liabilities based on current values would be $6,176,990.

Comment: Please explain the basis for the disclosure of the fair valuation determination for Level 3 positions made by the Alpha Opportunity Fund in Note 9 on page 106 of the audited financial statements included in the September 30, 2011 N-CSR report and its consistency with applicable accounting disclosure standards.

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Response: The Registrant respectfully submits that its financial statement disclosure satisfies the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 820 (“FASB Topic 820”), as further explained below.

FASB Topic 820 requires a description of the valuation techniques and inputs used in the fair value measurement for each recurring and nonrecurring fair value measurement categorized within the fair value hierarchy as Level 2 and Level 3.1 Level 3 inputs are unobservable inputs for the assets or liabilities.2 FASB Topic 820 generally requires quantitative information about significant unobservable inputs used in the fair value measurements categorized as Level 3.3 Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the position.4 The fair value objective is to provide an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability.5 Furthermore, according to FASB Topic 820, a reporting entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value.6

The Registrant notes that Note 9 on page 106 to the audited financial statements included in the September 30, 2011 N-CSR report fully discloses the current quantifiable values of the long positions, cash collateral, restricted cash, and liabilities for short sales at the date the short sales were deemed by the Fund to have been terminated. Another quantifiable input that is available, the amount of liabilities based on current values, is also reflected - and the potential impact of this other input is quantified. Other fair valuation inputs which, however, are not quantifiable (such as the existence of the administration/bankruptcy of the Lehman parties and the risks that settlements could result in realizing values that differ from those that are currently quantifiable) are also clearly disclosed.

For these reasons, the Registrant believes that the valuation techniques utilized are “appropriate under the circumstances,” and that the disclosure provides “an exit price at the measurement date” that fully follows the applicable accounting disclosure standards for Level 3 positions. The Registrant respectfully submits that it does not believe that any further disclosure is necessary.

[1]	ACCOUNTING STANDARDS CODIFICATION, Fair Value Measurement (Topic 820), § 820-10-50-2-bbb (Fin. Accounting Standards Bd. 2011).
[2]	Id. at § 820-10-35-52.
[3]	Id.
[4]

Id. at Glossary, “Unobservable Input.” Furthermore, quantitative unobservable inputs are not required if they are not developed when measuring fair value, such as when the fair value measurement uses prices from prior transactions. § 820-10-50-2-bbb.

[5]	Id. at § 820-10-05-1B.
[6]	Id. at § 820-10-35-24.

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The Registrant continuously monitors developments regarding these positions in order to determine whether there needs to be a change in valuation techniques and related disclosures.

3.	Reconciliation of Financial Data: Note 9

Comment: Please explain how the values presented in Note 9 on page 106 of the audited financial statements included in the September 30, 2011 N-CSR report relate to the data reported in the financial statements for the Alpha Opportunity Fund.

Response: We have included annotated financial statements for the Fund in Appendix A that reflect how each value presented in Note 9 relates to the data in the financial statements. Please note that some of the values are embedded within values on the Fund’s Statement of Assets and Liabilities and thus are not shown as separate line items, as shown in the Appendix.

4.	Reconciliation of Financial Data: Note 4

Comment: Please explain how the values presented in Note 4 on pages 102 and 103 of the audited financial statements included in the September 30, 2011 N-CSR report relate to the data reported in the financial statements for the Alpha Opportunity Fund.

Response: We have included annotated financial statements for the Fund in Appendix B that reflect how each value presented in Note 4 relates to the data in the financial statements.

5.	Reconciliation of Financial Data: Note 10

Comment: Please explain how the values presented in Note 10 on page 107 of the audited financial statements included in the September 30, 2011 N-CSR report relate to the data reported in the financial statements for the Large Cap Core Fund, Mid Cap Value Fund and Mid Cap Value Institutional Fund.

Response: We have included annotated financial statements for the Funds in Appendix C that reflect how each value presented in Note 10 relates to the data in the financial statements. Please note that each value is embedded within a value on the respective Fund’s Statement of Assets and Liabilities and thus are not shown as separate line items, as shown in the Appendix.

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*        *        *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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